UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 18, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **Update on West Wits Power Outage**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

18 March 2013

Update on West Wits Power Outage

(ANGLOGOLD ASHANTI) – AngloGold Ashanti's two main operational sites in the West Wits region in South Africa – Mponeng and Tau Tona – had all main power interrupted between Wednesday, March 13 and Friday, March 15, after a fire caused by lightning damaged a transformer at a main regional substation belonging to power utility Eskom. While emergency procedures allowed safe and prompt evacuation of all underground work areas, continued disruption of power to the mines due to the unplanned interruption of the main Eskom electricity supply halted all but essential water pumping services on those two operations. There was not sufficient power to run ventilation and cooling plants, hoisting infrastructure or metallurgical plants and other associated production activities.

Eskom has partially restored power until the transformer is repaired. Tau Tona resumed underground mining activities on Friday March 15. Mponeng resumed most of its operations today, apart from certain project and hoisting activities in order to enable us to operate within current electricity supply constraints. Eskom has advised that the work to repair the damage is receiving urgent attention to restore permanent supply at the regional substation.

While all efforts will be made to recover output once power is fully restored, production for the first quarter will be affected. The total adverse impact from this incident on first quarter 2013 gold production is likely to be in the region of 20,000 ounces, with consequential impact on unit costs. Details of the lost output will be made available after the quarter-end.

The company's Vaal River operations have not been affected.

About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world's third largest gold producer. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and one of the gold industry's most successful exploration teams which work across both the established and new gold producing regions of the world. This includes land positions in Colombia, Guinea and Australia, among others. AngloGold Ashanti produced 3.944Moz of gold in 2012, generating $6.35bn in gold income. As at 31 December 2012, AngloGold Ashanti's Ore Reserve totalled 74.1Moz.

The primary listing of the company's ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

SPONSOR: UBS South Africa (Pty) Limited

ENDS

 Contacts

Media	Tel:	E-mail:
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors

Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders' equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company's 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company's prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on 25 July 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 18, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary